Greenbriar Capital Corp.

Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(amounts expressed in Canadian dollars, except where indicated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Greenbriar Capital Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Greenbriar Capital Corp. (the "Company"), as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has no history of earning revenues from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result fromthe outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firmregistered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising fromthe current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Power project acquisition and development costs

As described in Note 8 to the consolidated financial statements, the carrying amount of the Company's largest cash-generating- unit, consisting of power project acquisition and development costs, was $6,163,504 and $5,699,836 and is a significant portion (59% and 53%) of the Company's total assets as at December 31, 2021 and 2020, respectively. As discussed in notes 3 and 4 to the consolidated financial statements, the Company evaluates various qualitative factors in determining whether or not events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. During the years ended December 31, 2021 and 2020, the Company determined that no impairment was necessary.

Auditing the Company's impairment assessment involved our subjective judgment because, in determining whether any indicators of impairment occurred, management uses judgments that include, among others, assumptions about management's intentions and future permitting and development plans, the Company's ability to obtain the necessary permits and approvals, the ability to fund continued permitting and development activities, and market capitalization. Significant uncertainty exists with these assumptions. Further, management's evaluation of any new information indicating that continued permitting & development will not likely occur, required significant judgment.

To test the Company's impairment assessment, our audit procedures included, among others, assessing the Company's right to continue to advance the power project which included obtaining and assessing supporting documentation such as approvals and final decisions fromPuerto Rican governmental authorities and inquiries of local legal and political consultants; evaluating the Company's ability and intent to carry out significant permitting and development activity; considering whether there was any other data or information that indicated the carrying amount of the capitalized power project would not be recovered in full from successful development or by sale; and assessing the adequacy of the associated disclosures in the financial statements.

Sage Ranch

As described in Note 6 to the consolidated financial statements, the carrying amount of the Company's second largest cash- generating-unit, consisting of development costs on the Company's Sage Ranch project, was $1,851,487 and $701,983 and is a significant portion (18% and 7%) of the Company's total assets as at December 31, 2021 and 2020, respectively. As discussed in notes 3 and 4 to the consolidated financial statements, the Company evaluates various qualitative factors in determining whether or not events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. During the years ended December 31, 2021 and 2020, the Company determined that no impairment was necessary.

Auditing the Company's impairment assessment involved our subjective judgment because, in determining whether any indicators of impairment occurred, management uses judgments that in clude, among others, assumptions about management's intentions and future permitting and development plans, the Company's ability to obtain the necessary permits and approvals, the ability to fund continued permitting and development activities, and market capitalization. Significant uncertainty exists with these assumptions. Further, management's evaluation of any new information indicating that continued permitting & development will not likely occur, required significant judgment.

To test the Company's impairment assessment, our audit procedures included, among others, assessing the Company's right to continue to advance Sage Ranch which included obtaining and assessing supporting documentation such as approvals and final decisions from local governmental authorities; the Company's ability and intent to carry out significant permitting and development activity; considering whether there was any other data or information that indicated the carrying amount of the capitalized Sage Ranch would not be recovered in full from successful development or by sale; and assessing the adequacy of the associated disclosures in the financial statements.

We have served as the Company's auditor since 2019.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

May 2, 2022

Greenbriar Capital Corp. Consolidated Statements of Financial Position For the years ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

	Note	As at December 31, 2021	As at December 31, 2020
Assets
Current assets
Cash		$9,273	$47,672
Deposits and prepaid expenses - short term		62,122	49,655
Other receivables		3,750	2,274
Loan receivable	5	1,290,000	1,301,013
Marketable securities	7	454,219	2,992,500

		1,819,364	4,393,114
Non-current assets
Deposits and prepaid expenses - long term		57,843	-
Loan receivable	5	543,979	-
Sage Ranch	6	1,851,487	701,983
Power project acquisition and development costs	8	6,163,504	5,699,836

Total assets		$10,436,177	$10,794,933

Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	5,536,070	1,975,542
Loans payable	11	647,762	846,214
Convertible debentures	12	-	171,146
Total liabilities		6,183,832	2,992,902

Shareholders' equity
Share capital	13	20,199,151	15,425,528
Reserves	13	5,701,567	4,703,760
Accumulated other comprehensive income		431,017	426,907
Deficit		(22,079,390)	(12,754,164)
Total shareholders' equity		4,252,345	7,802,031
Total liabilities and shareholders' equity		10,436,177	$10,794,933

Nature of operations and going concern (note 1)

Commitments and contingencies (note 18)

Subsequent events (note 21)

Approved by the Board of Directors

                  "Jeff Ciachurski"                     Director                   "Cliff Webb"                   Director

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp. Consolidated Statements of Loss and Comprehensive Loss For the years ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

	Notes	Year Ended December 31,
		2021	2020
General and administration expenses
Consulting and management fees	17	$(4,058,133)	$(511,847)
General and administrative		(460,978)	(230,661)
Marketing		(760,887)	(239,181)
Finance cost		(55,500)	(150,578)
Share-based payment expense	13	(990,448)	(821,427)
Professional fees		(401,003)	(334,872)

		(6,726,949)	(2,288,566)
Other (expenses) income, net
Foreign exchange (loss) gain		(39,161)	4,206
Unrealized loss on marketable securities	7	(2,538,281)	(161,439)
Gain on settlement of accounts payable and accrued liabilities	10	31,329	10,401
Loss on shares for debt settlement	13	(52,164)	-
Smart glass distribution agreement amortization		-	(709,741)
Loss		(9,325,226)	(3,145,139)
Other comprehensive (loss) gain ("OCI")
Cumulative translation adjustment		4,110	(191,013)

Total comprehensive loss		$(9,321,116)	$(3,336,152)

Loss per share-basic and diluted		$(0.34)	$(0.14)
Weighted average shares outstanding-basic and diluted		27,470,371	22,965,383

Total shares issued and outstanding		28,992,429	25,908,233

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp. Consolidated Statements of Changes in Shareholders’ Equity For the years ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Share-based payment reserves	Warrants reserves	Share subscriptions received in advance	Convertible debenture reserves	Accumulated other comprehensive income	Deficit	Total Shareholders' Equity

Balance at December 31, 2020		25,908,233	$15,425,528	$3,168,709	$1,493,221	$-	$41,830	$426,907	$(12,754,164)	$7,802,031
Loss for the year		-	-	-	-	-	-	-	(9,325,226)	(9,325,226)
Private placement	13	1,428,970	1,646,706	-	798,594	-	-	-	-	2,445,300
Share issuance cost		-	(29,126)	-	-	-	-	-	-	(29,126)
Options exercised	13	449,500	915,145	(374,396)	-	-	-	-	-	540,749
Warrants exercised	13	865,458	1,695,827		(393,284)	-	-	-	-	1,302,543
Finder's shares	13	50,000	105,000	-	-	-	-	-	-	105,000
Shares issued for debt settlement	13	144,239	230,782	-	-	-	-	-	-	230,782
Convertible debenture converted	12	146,029	209,289	-	18,275	-	(41,830)	-	-	185,734
Cumulative translation adjustment		-	-	-	-	-	-	4,110	-	4,110
Share-based payment expense	13	-	-	990,448	-	-	-	-	-	990,448
Balance at December 31, 2021		28,992,429	$20,199,151	$3,784,761	$1,916,806	$-	$-	$431,017	$(22,079,390)	$4,252,345

Balance at December 31, 2019		19,605,993	10,343,064	$2,431,568	1,671,026	$100,000	$58,425	$617,920	$(9,609,025)	$5,612,978
Loss for the year		-	-	-	-		-	-	(3,145,139)	(3,145,139)
Private placement	13	3,129,593	1,315,438	-	897,083	(100,000)	-	-	-	2,112,521
Conversion of convertible debt	13	176,811	112,225	-	65,637	-	(16,595)	-	-	161,267
Options exercised	13	150,000	199,286	(84,286)	-	-	-	-	-	115,000
Warrants exercised	13	2,820,836	3,491,872	-	(1,152,335)	-	-	-	-	2,339,537
Share issuance cost		-	(49,547)	-	-	-	-	-	-	(49,547)
Share issuance settled services		25,000	13,190	-	11,810	-	-	-	-	25,000
Share-based payment expense	13	-	-	821,427	-	-	-	-	-	821,427
Cumulative translation adjustment		-	-	-	-	-	-	(191,013)	-	(191,013)
Balance at December 31, 2020		25,908,233	$15,425,528	$3,168,709	$1,493,221	$-	$41,830	$426,907	$(12,754,164)	$7,802,031

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp. Consolidated Statements of Cash Flows For the years ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

		Year Ended
		December 31,
	Note	2021	2020
Cash used from operating activities
Loss for the year		$(9,325,226)	$(3,145,139)
Items not affecting cash
Unrealized foreign exchange gain		15,966	(175,749)
Gain on settlement of accounts payable and accrued liabilities	10	(31,329)	(10,401)
Loss on shares for debt settlement	13	52,164	-
Share-based payment expense	13	990,448	821,427
Shares for services	13	105,000	-
Unrealized loss on marketable securities	7	2,538,281	161,439
Smart glass distribution agreement amortization	9	-	709,741
Accretion on convertible debt	12	(4,862)	11,747
Shares for services	13	-	25,000
		(5,659,558)	(1,601,935)
Change in non-cash operating working capital
Decrease (increase) in receivables and prepaid expenses		(13,943)	(47,296)
Increase (decrease) in accounts payable and accrued liabilities		3,632,919	(211,755)
		(2,040,582)	(1,860,986)
Cash flows used in investing activities
Sage ranch	6	(505,374)	(39,205)
Power project development and construction costs	8	(1,069,644)	(655,871)
Deposits and long-term expenses		(57,843)	-
Purchase of marketable securities	7	-	(73,784)
Proceeds from sales marketable securities	7	-	72,658
		(1,632,861)	(696,202)
Cash flows used in financing activities
Cash paid on executive loans	11	(244,391)	(378,858)
Cash received on executive loans	11	178,937	15,000
Private placement proceeds	13	2,405,750	1,963,239
Share issuance costs	13	(29,126)	-
Warrants exercised	13	1,302,543	2,185,787
Options exercises	13	540,749	115,000
Related company loan	7	(550,680)	(1,377,423)
Promissory note financing	11	-	56,250
		3,603,782	2,578,995
Effect of foreign exchange on cash		31,262	-
Increase in cash		$(38,399)	$21,807
Cash - beginning of year		47,672	25,865
Cash - end of year		$9,273	$47,672

The accompanying notes are an integral part of these consolidated financial statements. See supplemental cash flow information (note 20)

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

1 Nature of operations and going concern

Greenbriar Capital Corp. ("Greenbriar" or the "Company") is a leading developer of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar was incorporated under British Columbia Business Corporations Act on April 2, 2009 and is a real estate issuer on the TSX Venture Exchange. The Company registered records office is located at Suite 1120 - 625 Howe Street, Vancouver, BC, V6C 2T6. The Company is listed as a Tier 2 real estate issuer. The Company's shares trade on the exchange under the symbol "GRB".

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $9,325,226 (2020 - $3,145,139) for the year ended December 31, 2021, an accumulated deficit of $22,079,390 (December 31, 2020 - $12,754,164) and as at December 31, 2021, the Company has a working capital deficiency of $4,364,468 (December 31, 2020 - $1,400,212). To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition and cause significant doubt about the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

2 Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") effective as December 31, 2021. The policies set out below were consistently applied to all periods presented.

These financial statements were authorized for issue by the Board of Directors on May 2, 2022.

3 Significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair values as described in the significant accounting policies. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All information is expressed in Canadian dollars unless otherwise stated and are prepared in accordance with the significant accounting policies outlined below.

Principles of consolidation

Subsidiaries

These consolidated financial statements include the accounts of Greenbriar and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates where there is ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through the Company's power over the investee. Specifically, the Company controls an investee if and only if, it has all of the following: power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations ("JO") and joint ventures ("JV").

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to assets and obligations for the liabilities, relating to the arrangement. The Company has no JO's.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. The Company's investment in the JV is accounted for using the equity method. On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount of the investment is adjusted by the Company's share of post-acquisition net income or loss, depreciation, amortization or impairment of the fair value adjustments made at the date of acquisition, dividends, cash contributions and the Company's share of post acquisition movements in Other Comprehensive Income ("OCI").

Associates

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity. The Company does not have any investments in associates.

Outlined below is information related to the Company's subsidiaries and joint arrangements at December 31, 2021:

	Place of business	Entity type	Economic interest	Method
Greenbriar Capital Holdco Inc.	USA	Subsidiary	100%	Consolidation
Greenbriar Capital (U.S.) LLC	USA	Subsidiary	100%	Consolidation
AG Solar One, LLC	USA	Subsidiary	100%	Consolidation
2587344 Ontario Inc.	Canada	Subsidiary	100%	Consolidation
RealBlock Limited	Canada	Subsidiary	100%	Consolidation

AG Solar One LLC owns 100% of PBJL Energy Corporation.

Foreign currency translation

The Company's functional and local currency is the Canadian dollar and its subsidiaries have a functional currency of the United States dollar.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company's subsidiaries are translated into the presentation currency as follows:

• Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

• Income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates, unless the average is not reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates; in which case income and expenses are translated at the rate on the dates of the transaction; and

• All resulting exchange differences are recognized directly in OCI and accumulated in the foreign currency translation reserve.

On consolidation, exchange differences arising from the transaction of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are reclassified to profit or loss on disposal.

Cash

Cash includes cash on deposit and short-term investments with a maturity at the date of purchase of 90 days or less.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

Investment and advances and option to acquire joint venture interest

The Company is in the premature stage of development with respect to its activities and accordingly follows the practice of capitalizing all costs related to the acquisition, environmental assessment, feasibility studies, security of property rights, financing, and initial construction. The costs will be amortized over the terms of the Power Purchasing Agreement (the "PPA") once the project commences commercial operations. The recoverability of the capitalized costs is dependent on the Company's ability to complete construction of the projects, meet its obligations under various agreements, and complete future operations and dispositions.

Option payments made by the Company are capitalized until the decision to exercise the option is made.

Financial instruments - recognition and measurements

(i) Non-derivative financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income ("FVOCI"); or (iii) fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are classified as FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income/loss.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Certain receivables are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash and marketable securities are classified as FVTPL.

Impairment

An 'expected credit loss' impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(ii) Non-derivative financial liabilities

Financial liabilities, other than derivatives, are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company's accounts payable and accrued liabilities, convertible debentures and loan payable are measured at amortized cost.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in profit or loss.

(iii) Derivative financial instruments

Derivative financial instruments are initially recognized at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

Property held for development and sale

Capitalized costs for land under development and sale include costs of conversion and other costs relating to the development of the property.

Property held for development is recorded at the lower of cost and net realizable value.

Impairment of long-lived assets

The Company assessed at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required - when intangible assets are not yet available for use, the Company estimates the asset's recoverable amount.

The recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets of groups of assets. Impairment losses are recognized in profit or loss.

Taxation

Income tax expense represents the sum of tax currently payable and deferred tax.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are substantively enacted at the end of each reporting period.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets and liabilities are recognized for all taxable temporary differences, except:

• where the deferred income tax assets or liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of taxable or deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, investor or venture and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred income tax relating to items recognized in OCI or directly in equity is recognized in OCI or in the consolidated statements of changes in equity and not in profit or loss.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Share-based payments

The Company accounts for share-based payment expense using the Black-Scholes option pricing model. Accordingly, the fair value of the options at the date of grant is accrued with a corresponding credit to share-based payment reserves, and charged to earnings over the vesting period. If and when the stock options are exercised, the applicable amounts of equity compensation reserve are transferred to share capital. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the stock-based compensation. Otherwise, stock-based compensation is measured at the fair value of goods or services received.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

The Company has adopted a relative fair value method with respect to the measurement of shares and warrants issued as units. Under the relative fair value method, the Company first determines the fair values of the shares and warrants included in the units, then allocates the unit price based on the relative fair value of the instruments included in the unit. The Company considers the fair value of common shares issued in these types of transactions to be determined by the closing quoted bid price on the issuance date. The fair value of the warrants included is determined using the Black-Scholes option pricing model. Any fair value attributed to the warrants is recorded to reserves.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Income (loss) per share

Income (loss) per share is calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted loss per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in-the-money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

Segmented reporting

In identifying its operating segments, management generally follows the Company's activities. An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. The operating results of the segments are reviewed regularly by the Company's Chief Executive Officer (who is considered the chief operating decision maker) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

New accounting pronouncements not yet effective

The Company has not applied the following revised IFRS that has been issued but was not yet effective at December 31, 2021. This accounting standard is not currently expected to have a significant effect on the Company's accounting policies or financial statements.

IAS16, Property, Plant and Equipment - Proceeds before Intended Use (effective January 1, 2022). The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, a company will recognize such sale proceeds and related cost in the statement of loss and comprehensive loss.

4 Significant accounting estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Areas that often require significant management estimates and judgment are as follows:

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Tax

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar. The functional currency of the Company's subsidiaries is the US dollar. The determination of functional currency may require certain judgments to determent the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying values and impairment charges

In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

5 Loan Receivable

	December 31, 2021	December 31, 2020
Opening balance	$1,301,013	$(168,701)
Funds received, net of repayment	(1,420,320)	1,469,714
Advanced on private placement	1,971,000	-
Unrealized foreign exchange	(17,714)	-
Ending receivable balance	$1,833,979	$1,301,013
Classified as short-term	1,290,000	1,301,013
Classified as long-term	$543,979	$-

As at December 31, 2021, the Company had a loan receivable of $1,833,979 (December 31, 2020 - $1,301,013) to Captiva which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. The loans are non-interest bearing, unsecured, and are repayable upon demand.

On December 21, 2021, the Company entered into a shares for debt agreement to settle $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva will issue the Company a total of 25,800,000 common shares at a deemed price of $0.05 per common share. Subsequent to year end, on April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months. The shares for debt transaction closed subsequent to year end on February 17, 2022 (Note 21). Subsequent to year end, the Company advanced a further $216,523 to Captiva which is included in the promissory note.

6 Sage Ranch

	December 31, 2021	December 31, 2020
Opening balance	$701,983	$816,820
Property taxes, net of Captiva repayment	(7,267)	(134,300)
Land appraisal & related fees	1,159,749	35,564
Unrealized foreign exchange	(2,978)	(16,101)
	$1,851,487	$701,983

On October 6, 2018, the Company entered into an agreement to sell a 50% undivided interest in the Sage Ranch project to Captiva Verde Wellness Corp. ("Captiva"), which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. The Company received 10,687,500 common shares of the Captiva which had a fair value of $1,068,750 and $112,500 in cash for total consideration of $1,181,250 ("Sale Agreement").

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the original agreement.

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment") (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva is behind on such funding obligations and no determination has been made as to the affects to the JV at this point in time).

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

Captiva has until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva makes the payments summarized above by the required time, Captiva will exercise the Option and will automatically acquire a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercises the Option, then Captiva and the Company will immediately enter into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva are required to evenly split all net profits derived from the Sage Ranch Project.

7 Marketable securities

	December 31, 2020 Fair value	Acquired	Disposed	Gain/(Loss)	December 31, 2021 Fair value
Captiva	$2,992,500	$-	$-	$(2,538,281)	$454,219

	December 31, 2019 Fair value	Acquired	Disposed	Gain/(Loss)	2020 Fair value
Captiva	$3,152,813	$-	$-	$(160,313)	$2,992,500
Organic Garage Ltd	-	24,759	(19,693)	(5,066)	-
QMX Gold Corp	-	49,025	(52,965)	3,940	-
Total	$3,152,813	$73,784	$(72,658)	$(161,439)	$2,992,500

As at December 31, 2021, the Company owned 10,687,500 (2020 - 10,687,500) shares of Captiva. Subsequent to year end, the Company received an additional 25,800,000 shares of Captiva pursuant to a shares for debt transaction (notes 5, 21).

8 Power project acquisition and development costs

	Development Costs	Acquisition Costs	Total
December 31, 2019	3,109,881	1,623,500	4,733,381
Additions	1,116,602	-	1,300,745
Unrealized foreign exchange	(118,147)	(32,000)	(302,290)
December 31, 2020	$4,108,336	$1,591,500	$5,699,836
Additions	487,842	-	487,842
Unrealized foreign exchange	(17,424)	(6,750)	(24,174)
December 31, 2021	4,578,754	$1,584,750	6,163,504

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

Montalva Project

In April 2013, the Company entered into a 50/50 arrangement to create AG Solar with Alterra Power Corp ("Alterra") (the "Arrangement"). The Arrangement was created to develop 100 Megawatts ("MW's") of solar generation capacity in Puerto Rico under a Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") which the partnership through its wholly owned subsidiary, PBJL Energy Corporation, currently has rights to.

On July 12, 2013, the Company signed a Membership Interest Purchase and Sale Agreement ("MIPSA") with Magma Energy (U.S.) Corp. ("Magma"), a subsidiary of Alterra, and amended on October 11, 2013 whereby the Company will purchase from Alterra its 50% interest in and to the shares of AG Solar. The consideration was US $1.25 Million. The Company completed the MIPSA on September 12, 2014 (the "Acquisition Date"), the Company now owns 100% of AG .

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA on September 5, 2013, requesting an interconnection evaluation and issuance of a project specific PPOA for Montalva. After numerous delays by PREPA and failed attempts by the Company through emails and correspondence to PREPA requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014. PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement.

On May 15, 2015, the Company, filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement. On September 9, 2016, the Superior Court of Puerto Rico denied an application by PREPA to have the case for contractual enforcement and damages dismissed. The Company may now proceed to have the court enforce the agreement, or in lieu of enforcement, direct PREPA to pay US $210 Million in monetary damages, or both. In May of 2018 the Company filed a US Federal RICO lawsuit seeking US $951 Million in damages from PREPA.

On February 6, 2019, the Company announced that PREPA wanted to re-open negotiations to move forward the Montalva Project. The Company has met with PREPA representatives in 2019 and the negotiations are ongoing.

On May 19, 2020, the Company announced that it has reached agreement with the PREPA on a 25-year PPOA for the development, construction, and operation of the Montalva solar project. On May 28, 2020, the Governing Board of PREPA approved the contract.

On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau and the Montalva PPOA moved on to final approval by the Puerto Puerto Rico Financial Oversight and Management Board (FOMB). On February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva project. The Company is in the process of seeking avenues to have the FOMB decision overturned or to have the FOMB approve the projects approved by PREPA.

In addition, the Company has submitted an application in the new Request for Proposal the FOMB asked the non-selected projects to apply to in case the above actions are unsuccessful.

Land Lease Agreements

The below Montalva and Lajas Farm Option Agreements provide for a land lease with a term of twenty-five years and may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva project.

The Company entered into an option agreement dated September 9, 2013, which gives the Company the exclusive right and option to lease land in Puerto Rico (the "Montalva Option Agreement").

On various dates since execution of the land purchase option agreement, the parties have executed six separate amendments to extend the expiration date. On December 7, 2020, the Company entered into a further extension to December 31, 2021 to make option payments: US $20,000 within 30 days of signing of the agreement, additional US $20,000 within 30 days, but in no event prior to June 1, 2021, of signing by PPOA with PREPA.

The Lajas Farm option agreement is comprised of three separate lease agreements. On December 1, 2013, the Company entered into an option agreement with renewal options which gives the Company the exclusive right and option to lease an additional site in Puerto Rico for the Montalva Project ("Original Lajas Farm Option").

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

On January 1, 2014, the Company entered into two additional option agreements for five years each (the "Secondary Lajas Farm Option"), which gives the Company the exclusive right and option to lease additional land in Lajas, Puerto Rico to further expand the Montalva Project.

During the year ending December 31, 2021, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2022 and agreeing to make payments totalling US$82,500.

Included in the power project development and construction costs balance for AG Solar are costs related to environmental assessments and land lease option payments.

9 Smart glass distribution agreement

On September 25, 2017, the Company completed the acquisition of an Ontario based private company which holds the exclusive Canadian sales, distribution and marketing rights for the entire suite of Smart Glass energy products, developed and built by Gauzy of Tel-Aviv, Israel.

In addition, the Company will be entitled to sell the entire suite of products into any other country of the world if the sales are being made to a subsidiary of an entity which has its principal place of business or head office located within Canada.

Carrying amount
Balance, December 31, 2019	709,741
Amortization	(709,741)
Balance, December 31, 2020 and 2021	$-

The distribution agreement was being amortized over 3 years from the original contract life.

10 Accounts payable and accrued liabilities

	December 31, 2021	December 31, 2020
Project related accounts payables, and other accounts payable	$1,389,038	$960,612
Accrued liabilities	4,147,032	1,014,930
Total accounts payable and accrued liabilities	$5,536,070	$1,975,542

During the year ended December 31, 2021, the Company reversed $31,329 (2020: $10,401) in accounts payable related to payables that were no longer payable.

11 Loans payable

Shareholder loans	December 31, 2021	December 31, 2020
Principal opening balance	$127,320	$129,880
Unrealized foreign exchange	(540)	(2,560)
Principal ending balance	126,780	$127,320

In September 2014, the Company received two loans totaling $131,170 (US $100,000) from an independent shareholder. Both loans bear interest of 10% per annum, compounded monthly and were repayable on February 25, 2015. As the loan is past the repayment date it is now due on demand. As at December 31, 2021, total accrued interest was $141,929 (December 31, 2020 - $115,816) and was included in account payables and accrued liabilities.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

Director loans	December 31, 2021	December 31, 2020
Principal opening balance	$345,004	$350,735
Unrealized foreign exchange	(1,208)	(5,731)
Principal ending balance	$343,796	$345,004

The loans bear interest of between 10% and 12% per annum and are repayable at varying terms from on demand to January 2017. Any loan past repayment date is now due on demand. As at December 31, 2021, total interest accrued was $429,535 (December 31, 2020 - $360,166) and was included in account payables and accrued liabilities.

Executive loans	December 31, 2021	December 31, 2020
Principal opening balance	$152,640	$534,974
Addition loan	178,937	378,999
Net repayments	(244,391)	(648,600)
Unrealized foreign exchange	-	(112,733)
Principal ending balance	$87,186	$152,640

As at December 31, 2021, the Company had outstanding loans from the CEO and the CEO's spouse of $87,186 (December 31, 2020 - $152,640). The loans bear interest of between 10% and 12% per annum and were repayable at varying terms from on-demand to November 2016. Any loan past repayment date is now due on demand. As at December 31, 2021, total interest accrued was $134,405 (December 31, 2020 - $238,834) and was included in account payables and accrued liabilities.

Promissory note	December 31, 2021	December 31, 2020
Principal opening balance	$221,250	$-
Promissory note related to expired convertible (note 10)	-	165,000
Additional loan	-	56,250
Promissory settled by shares	(131,250)	-
Principal ending balance	$90,000	$221,250

During the year ended, December 31, 2020, an unexercised convertible debt instrument was re-classified as a loan payable. During the year ended December 31, 2020 an additional $56,250 was loaned to the Company. As at December 31, 2021, the total accrued interest related to the debenture was $10,987 (December 31, 2020 - $76,270) and was included in account payables and accrued liabilities. On April 22, 2021, the Company settled $131,250 of the promissory note in a shares for debt transaction. The total amount settled including interest was $165,497 in exchange for the issuance of 133,465 common shares and $15,000 in cash which was paid on April 22, 2021.

12 Convertible debenture

January 2017 Convertible Debt

On January 13, 2017, the Company issued convertible debentures in the aggregate amount of $125,000. The debenture has a maturity term of 3 years from the date of issuance and bears interest at a rate of 8% per annum compounded semi-annually. The debenture holder can convert the outstanding principal amount into units of the Company at a price of $1.00 per unit. Each unit shall be comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2020.

The Company negotiated with holders of convertible debentures issued in January 2017 an extension of the maturity date of the debentures from January 13, 2020 to July 13, 2020. The expiry date of any warrants acquired by a holder upon conversion of the debenture will be extended from January 13, 2020 to January 13, 2022. The amended terms provide that the debentures may be converted into units of the

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

Company at a conversion price of $1.00 per unit until July 13, 2020, each unit comprised of one common share and one half of one share purchase warrant. Each whole warrant will be exercisable into one common share at a price of $1.50 per share until January 13, 2022. All other terms of the convertible debentures remain unchanged.

On June 11, 2020, principal amount of $50,000 of convertible debentures issued on January 13, 2017 converted into 50,000 shares at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

On July 13, 2020, principal amount of $75,000 of convertible debentures issued on January 13, 2017 were converted into 75,000 shares at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

Based on the discount factor of 13.5% over the Debenture's term of three years, the equity portion was valued at $16,595. Accretion for the debenture for the year ended December 31, 2021 was $nil (2020 - $6,300). Interest for the debenture for the year ended December 31, 2021 was $nil (December 31, 2020 - $9,371).

As at December 31, 2021, total interest accrued was $15,340 (December 31, 2020 - $15,340) and was included in account payables and accrued liabilities.

	December 31, 2021	December 31, 2020
Opening balance	$-	$118,700
Accretion	-	6,300
Converted	-	(125,000)
Ending balance	$-	$-

December 2018 Convertible Debt

During the year ended December 31, 2018, the Company agreed to convert $322,534 of loans outstanding from a director into a convertible debenture which grants to the lender certain rights to convert the loan and interest into units of the Company at the conversion price of $1.25 per unit. Each unit is comprised of one share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $1.50 on or prior to August 21, 2021.

On June 12, 2019, $156,250 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 125,000 shares of the Company at a deemed price of $1.25 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On April 9, 2020, $36,268 interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 51,811 shares of the Company at fair value of $0.70 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On June 8, 2021, $17,883 interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 shares of the Company at fair value of $1.48 per share.

On July 12, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, principal amount of $166,284 convertible debentures of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a fair value of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

Based on the discount factor of 13.5% over the Debenture's term of three years, the equity portion was valued at $42,818. Accretion for the debenture for the year ended December 31, 2021 was $9,999 (2020 - $10,659). Interest for the debenture for the year ended December 31, 2021 was $6,493 (2020 - $16,034).

As at December 31, 2021, total interest accrued was $nil (December 31, 2020 - $12,719) and was included in account payables and accrued liabilities.

	December 31, 2021	December 31, 2020
Opening balance	$171,146	$160,487
Accretion	9,999	10,659
Converted	(166,284)	-
Recovery	(14,861)	-
Ending balance	$-	$171,146

13 Share capital and reserves

a) Authorized and outstanding

As at December 31, 2021, the Company had unlimited authorized common shares without par value and 28,992,429 common issued and outstanding (December 31, 2020 - 25,908,233).

b) Share issuances

Fiscal 2021

- On January 27, 2021, the Company closed a non-brokered private placement and issued 250,000 units at a price of $2.00 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $2.50 until January 27, 2023. The Company incurred $7,495 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $205,761 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 year expected life; 105.96% volatility; risk-free interest rate of 0.16%; and a dividend yield of 0%.

- On February 24, 2021, the Company issued 50,000 common shares share to Genevieve Enterprise Corp. pursuant to a finder's fee agreement. The $105,000 was recorded in consulting fees in the statement of loss and comprehensive loss.

- April 22, 2021, the Company settled debt in the total amount of $178,856 with two of its creditors, by the issuance of 144,239 common shares at a price of $1.24 per share. As part of the settlement, the Company recorded a loss of $52,164.

- On June 8, 2021, $17,883 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

The fair value of these warrants at the date of grant was estimated at $1,291 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 0.2 years expected average life; 87.09% volatility; risk-free interest rate of 0.32%; and a dividend yield of 0%.

- On July 12, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, principal amount of $166,284 convertible debentures of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a fair value of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

The fair value of these warrants at the date of grant was estimated at $16,984 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 0.1 years expected average life; 88.05% volatility; risk-free interest rate of 0.43%; and a dividend yield of 0%.

- On September 14, 2021, the Company closed the non-brokered private placement, issued 878,970 units at a price of $1.65 per unit for gross proceeds of $1,410,750 and a reduction in accounts payable of $39,550. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share in the capital of the Company at a price of $2.00 for a period of two years. The Company incurred $14,500 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $448,604 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 years expected average life; 103.17% volatility; risk-free interest rate of 0.41%; and a dividend yield of 0%.

- On November 8, 2021, the Company closed a non-brokered private placement and issued 300,000 units at a price of $1.65 per unit for gross proceeds of $495,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $1.75 for a period of two years. The Company incurred $7,131 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $144,229 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 years expected average life; 102.79% volatility; risk-free interest rate of 0.95%; and a dividend yield of 0%.

- During the year ended December 31, 2021, 449,500 stock options were exercised for gross proceeds of $540,749.

- During current year ended December 31, 2021, 865,458 shares were issued from warrants exercised for gross proceeds of $1,302,543.

Fiscal 2020

- On January 27, 2020, the Company closed a non-brokered private placement and issued 611,000 units at a price of $0.50 per unit for gross proceeds of $300,000 and a reduction of $5,500 in accounts payable. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $0.55 until April 21, 2024. The Company incurred $8,500 in share issuance costs related to the financing.

The fair value of these warrants at the date of grant was estimated at $143,370 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 4 year expected life; 107.83% volatility; risk-free interest rate of 1.32%; and a dividend yield of 0%.

- On March 25, 2020, the Company closed a non-brokered private placement and issued 1,000,000 units at a price of $0.50 per unit for gross proceeds of $480,000 and a reduction of $20,000 in accounts payable. Each unit is comprised of one common share and one full common share purchase warrant. Each warrant entitles the holder to acquire one additional common share in the capital of the Company at a price of $0.55 per common share until April 21, 2024. The Company incurred $11,000 in share issuance costs related to the financing.

The fair value of these warrants at the date of grant was estimated at $259,489 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 4 year average life; 109.91% volatility; risk-free interest rate of 0.78%; and a dividend yield of 0%.

- On April 9, 2020, $36,268 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 51,811 units of the Company at a fair value of $0.70 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

The fair value of these warrants at the date of grant was estimated at $4,760 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.37-years expected average life; 97.8% volatility; risk-free interest rate of 0.39%; and a dividend yield of 0%.

- On May 1, 2020, the Company closed the non-brokered private placement, issued 1,018,593 units at a price of $0.645 per unit for gross proceeds of $597,008 and a reduction in accounts payable of $59,985. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one additional share in the capital of the Company at a price of $1.00 until April 21, 2024. The Company incurred $19,928 in share issuance costs related to the financing.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

The fair value of these warrants at the date of grant was estimated at $264,468 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 4 year expected average life; 108.77% volatility; risk-free interest rate of 0.34%; and a dividend yield of 0%.

- On June 1, 2020, 25,000 stock option were exercised for gross proceeds of $15,000.

- On June 11, 2020, principal amount of $50,000 of convertible debentures issued on January 13, 2017 in the aggregate amount of $125,000 converted into 50,000 units at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

The fair value of these warrants at the date of grant was estimated at $25,446 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.59-years expected average life; 107.65% volatility; risk-free interest rate of 0.27%; and a dividend yield of 0%.

- On July 2, 2020, 25,000 stock option were exercised for gross proceeds of $15,000.

- On July 13, 2020, principal amount of $75,000 of convertible debentures issued on January 13, 2017 in the aggregate amount of $75,000 were converted into 75,000 units at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

The fair value of these warrants at the date of grant was estimated at $35,431 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.5-years expected average life; 105.82% volatility; risk-free interest rate of 0.28%; and a dividend yield of 0%.

- On July 13, 2020, the Company issued 25,000 units at a fair value of $25,000 as units for services. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

The fair value of these warrants at the date of grant was estimated at $11,810 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.5-years expected average life; 105.82% volatility; risk-free interest rate of 0.28%; and a dividend yield of 0%.

- On November 2, 2020, the Company closed the non-brokered private placement, issued 500,000 units at a price of $1.50 per unit for gross proceeds of $735,750 and a reduction of accounts payable of $14,250. Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share in the capital of the Company at a price of $1.75 per until November 2, 2022.

The fair value of these warrants at the date of grant was estimated at $229,756 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2-year expected average life; 101.09% volatility; risk-free interest rate of 0.26%; and a dividend yield of 0%.

- On September 22, 2020, 100,000 stock option were exercised for gross proceeds of $85,000.

- During year ended December 31, 2020, 2,820,836 shares was issued from warrants exercised for gross proceeds of $2,185,787 and a reduction of accounts payable of $153,750, 150,000 shares was issued from options exercised for gross proceed of $115,000.

c) Stock options

The Board of Directors may grant options to purchase shares from time to time, subject to the aggregate number of common shares of the Company issuable under all outstanding stock options of the Company not exceeding 10% of the issued and outstanding common shares of the Company at the time of the grant. The options are exercisable over a period established at the time of issuance to buy shares of the Company for a period not exceeding ten years, at a price not less than the minimum price permitted by the exchange. The vesting schedule for an option, if any, shall be determined by the Board of Directors at the time of issuance.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

- On July 7, 2021, the Company issued 350,000 incentive stock option to a consultant of the Company exercisable at $1.35 per share for a period of 3 years. The fair value of the share options was estimated at $363,106 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 100.97%, dividend payment during life of option was nil, risk free interest rate 0.66%, weighted average exercise price $1.35, weighted average fair value per option $1.04, share price $1.59.

- On May 25, 2021, the Company issued 30,000 incentive stock option to a consultant of the Company exercisable at $1.50 per share for a period of 2 years. The fair value of the share options was estimated at $23,820 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 105.28%, dividend payment during life of option was nil, risk free interest rate 0.30%, weighted average exercise price $1.50, weighted average fair value per option $0.79, share price $1.47.

- On January 20, 2021, the Company issued 350,000 incentive stock option to consultants of the Company exercisable at $2.00 per share for a period of 3 years. The fair value of the share options was estimated at $599,397 on the date of grant using the Black- Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 115.92%, dividend payment during life of option was nil, risk free interest rate 0.20%, weighted average exercise price $2.00, weighted average fair value per option $1.71, share price $2.40.

- On January 15, 2020, the Company issued 100,000 incentive stock option to a consultant of the Company exercisable at $0.60 per share for a period of 5 years with an 18-month vesting provision. The fair value of the share options was estimated at $39,709 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 5 years with an 18-month vesting provision, expected stock price volatility 107%, dividend payment during life of option was nil, risk free interest rate 1.54%, weighted average exercise price $0.60, weighted average fair value per option $0.40, weighted average share price $0.52.

- On May 21, 2020, the Company granted 200,000 stock options to a consultant of the Company exercisable at $1.38 for a period of 2 years. The fair value of the share options was estimated at $143,524 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 99.56%, dividend payment during life of option was nil, risk free interest rate 0.30%, weighted average exercise price $1.38, weighted average fair value per option $0.72, weighted average share price $1.38.

- On October 13, 2020, the Company granted 50,000 incentive stock options to Company consultant exercisable at $1.50 per share for a period of 2 years. The fair value of the share options was estimated at $42,514 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 100.95%, dividend payment during life of option was nil, risk free interest rate 0.25%, weighted average exercise price $1.50, weighted average fair value per option $0.85, weighted average share price $1.58.

- On December 3, 2020, the Company issued 550,000 incentive stock option to two consultants of the Company exercisable at $1.50 per share for a period of 3 years. The fair value of the share options was estimated at $509,812 on the date of grant using the Black- Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 106.52%, dividend payment during life of option was nil, risk free interest rate 0.3%, weighted average exercise price $1.50, weighted average fair value per option $0.93, weighted average share price $1.45.

Total share options granted during the year ended December 31, 2021 were 730,000 (December 31, 2020 - 900,000). Total share-based payment expense recognized for the fair value of share options granted and vested during the year ended December 31, 2021 was $990,448 (2020 - $821,427).

A summary of stock option information as at December 31, 2021 and December 31, 2020 is as follows:

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

	December 31, 2021		December 31, 2020
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	2,050,000	$1.20	1,300,000	$1.03
Granted	730,000	1.67	900,000	1.37
Exercised	(449,500)	1.20	(150,000)	0.77
Outstanding - end of period	2,330,500	$1.34	2,050,000	$1.20

The following table discloses the number of options and vested options outstanding as at December 31, 2021:

Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options Outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
275,000	1.10	1.28	275,000	1.10	1.28
250,000	1.20	0.64	250,000	1.20	0.64
500,000	1.00	2.39	500,000	1.00	2.39
100,000	1.38	0.39	100,000	1.38	0.39
30,000	1.50	1.40	30,000	1.50	1.40
550,000	1.50	1.92	550,000	1.50	1.92
275,500	2.00	2.05	275,500	2.00	2.05
350,000	1.35	2.52	350,000	1.35	2.52
2,330,500	$1.34	1.84	2,330,500	$1.34	1.84

The following table discloses the number of warrants outstanding as at:

	December 31, 2021		December 31, 2020
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	$1,624,293	$1.18	2,456,415	$1.23
Granted	1,501,985	2.01	2,737,664	1.49
Exercised	(865,458)	1.51	(2,820,836)	0.83
Expired	(201,350)	1.50	(748,950)	1.60
Outstanding - end of period	2,059,470	$1.62	1,624,293	$1.18

Outstanding warrants		Expiry Date	Exercise price
11,000		April 24, 2024	$0.55
520,000		April 24, 2024	$0.55
37,500	*	January 13, 2022	$1.50
12,500	*	January 13, 2022	$1.50
49,500		November 2, 2022	$1.75
250,000		January 27, 2023	$2.50
878,970		September 14, 2023	$2.00
300,000		November 8, 2023	$1.75
2,059,470

*these warrants expired unexercised subsequent to December 31, 2021.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

14   Financial instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

Categories of financial instrument

		December 31, 2021		December 31, 2020
	Fair Value Hierarchy	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	9,273	9,273	47,672	47,672
Marketable securities	Level 1	454,219	454,219	2,992,500	2,992,500
Amortized cost
Other receivables	N/A	3,750	3,750	2,274	2,274
Related company loan receivable	N/A	1,833,979	1,833,979	1,301,013	1,301,013
Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	N/A	5,536,070	5,536,070	1,975,542	1,975,542
Convertible debenture	N/A	-	-	171,146	1,71,146
Loan payable	N/A	647,762	647,762	846,214	846,214

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities
Level 2 - significant observable inputs other than quoted prices included in Level 1
Level 3 - significant unobservable inputs

The Company did not move any instruments between levels of the fair value hierarchy during the year ended December 31, 2021 and December 31, 2020.

The fair value of the related company loan receivable is considered to approximate its carrying value as it was only re-negotiated to a two year promissory note subsequent to year end and a portion therefore classified as long term. The remainder fair values of all financial instruments are considered to approximate their carrying values due to their short-term nature.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, and loans; however, management does not believe this exposure is significant.

Credit risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit rating, and other receivables. The Company believes the credit risk is insignificant. The Company's exposure is limited to amounts reported within the statement of financial position.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

	Less than 1 year	Over 1 year	Total
Accounts payable and accrued liabilities	$5,536,070	$-	$5,536,070
Loan payables	647,762	-	647,762
Total	$6,183,832	$-	$6,183,832

Foreign exchange risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

The Company's financial assets and liabilities as at December 31, 2021 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$9,402	$(129)	$9,273
Other receivables	3,750	-	3,750
Marketable securities	454,219	-	454,219
Related company loan receivable	1,261,853	572,126	1,833,979
	1,729,224	571,997	2,301,221
Financial liabilities
Accounts payable and accrued liabilities	$(561,752)	$(4,974,318)	$(5,536,070)
Loan payable	(147,637)	(500,125)	(647,762)
Net financial liabilities	$1,019,835	$(4,902,446)	$(3,882,611)

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

The Company's financial assets and liabilities as at December 31, 2020 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$47,802	$(130)	$47,672
Other receivables	2,274	-	2,274
Loan receivable	842,600	458,413	1,301,013
Marketable securities	2,992,500	-	2,992,500
	3,885,176	458,283	4,343,459
Financial liabilities
Accounts payable and accrued liabilities	(1,060,455)	(915,087)	(1,975,542)
Convertible debentures	(171,146)	-	(171,146)
Loan payable	(433,889)	(412,325)	(846,214)
Net financial liabilities	$2,219,686	$(869,129)	$1,350,557

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of December 31, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $490,245 (December 31, 2020 - $86,913). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

15 Capital management

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders. The primary use of capital will be used for the development of its properties and acquisitions.

The Company considers the items included in short-term loans and shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, business opportunity and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. During the year ended December 31, 2021, there has been no change in the Company's management of capital policies.

16   Segment disclosures

The Company is primarily involved in the acquisition and development of wind and solar energy farms in the United States and renewable energy projects in Canada and has determined that its reportable operating segment is based on the fact that the Company's projects have the same economic characteristics and represent the manner in which the Company's chief decision maker views and evaluates the Company's business.

The Company currently has two geographic segments: Canada and the United States of America ("USA"). The head office operates in Canada and the Company's long-term assets are in the USA.

The Company has one reportable operating segment.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

	Canada	USA	Total
As at December 31, 2021
Total assets	$2,421,420	$8,014,757	$10,436,177
Non-current assets	$601,822	$8,014,991	$8,616,813
As at December 31, 2020
Total assets	$4,393,114	$6,401,819	$10,794,933
Non-current assets	$-	$6,401,819	$6,401,819

	Canada	USA	Total
Year ended December 31, 2021
Operating loss for the year	$(9,273,058)	$(52,168)	$(9,325,226)
Loss for the year	(9,273,058)	(52,168)	(9,325,226)
Year ended December 31, 2020
Operating loss for the year	$(3,043,530)	$(101,609)	$(3,145,139)
Loss for the year	(3,043,530)	(101,609)	(3,145,139)

	As at December 31, 2021				As at December 31, 2020
	Real Estate	Renewable Energy	Corporate	Total	Real Estate	Renewable Energy	Corporate	Total
Assets
Total assets	1,851,487	6,163,504	2,421,420	10,436,177	701,983	5,699,836	4,393,114	10,794,933
Non-current, non- financial assets	1,851,487	6,163,504	-	8,014,991	701,983	5,699,836	-	6,401,819
Loss
Loss	(294,282)	(2,063)	(9,028,881)	(9,325,226)	(251,275)	(89,000)	(2,804,864)	(3,145,139)

17   Related party transactions

The Company's related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with related parties during the year ended December 31:

	2021	2020
Consulting and management fees	$3,006,160	$218,819
Share-based payments	-	89,832
Total	$3,006,160	$308,651

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

On July 1, 2014, the Company entered into a consulting contract with the President of the Company. The agreement provides for an annual fee of US $120,000 in which the President will lead all the wind and solar development in obtaining permitting, environmental compliance and raising of capital to construct the renewable energy facilities ("Annual Fee"). In addition, the Company agrees to reimburse all reasonable expense incurred related to office expenses, daily travel per diem, mileage expense and health and life insurance premium expense. Further, upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land whichever comes first, the agreement provides for a one-time payment of US $250,000 in recognition of the President's unpaid work in support of the Company's projects since March 2013. Lastly, the President will be paid a US$3 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project.

On October 15, 2016, the President entered into an amended compensation agreement with the Company. Under this new agreement, the President agreed to settle all unpaid fees and late penalties with a US$168,750 loan at interest of 8% per annum compounded semi- annually. His base fee will be reduced to US$5,000 per month until such time as a PPOA for a project has been executed with PREPA or other such milestone has occurred as determined by the board. The fee will then be reverted back to US$10,000 per month. Further the development completion award for the Montalva solar project will be reduced to US$1.95 million from the initial US$3 million. On August 4, 2021, it was agreed that the President's fee would re-instated to US $10,000 per month going forward.

On August 13, 2018, the Company renegotiated the terms of an outstanding loan comprising certain debt due to Clifford M. Webb, the Company's President, for services rendered to the Company. Mr. Webb has agreed to extend the term of the loan until June 15, 2021. In recognition of Mr. Webb's efforts to move the Company's Montalva project in Puerto Rico forward to date and as a further inducement to ensure Mr. Webb's continued contribution to the advancement of the Montalva Project, the Company has agreed to grant a bonus of $65,000 to Mr. Webb. During the year ended December 31, 2018, the Company agreed to convert $322,534 of the loans outstanding into a convertible debenture granted to the lender the ability to convert the loan and interest into units of the Company at the conversion price of $1.25 per unit. Each unit is comprised of one share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $1.50 on or prior to June 15, 2021. (Note 11 and 12)

On April 9, 2020, $36,268 of the $322,534 convertible debentures issued on June 15, 2018 interest was converted into 51,811 shares of the Company at a fair value of $0.70 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On June 8, 2021, $17,645 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 15, 2021, $166,284 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a price of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to June 15, 2021.

On July 15, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

During the year ended December 31, 2021, the President charged the Company $114,499 (2020 - $118,819) under the contract. As at December 31, 2021, included in accounts payable are fees and expenses due to the President of the Company of $41,938 (December 31, 2020 - $167,444).

During the year ended December 31, 2021, a Company controlled by the CFO charged the Company $80,000 (2020 - $100,000) related to services.

During the year ended December 31, 2021, related party loan interest of US $58,488 (December 31, 2020 - US $52,991) was capitalized to power project acquisition and development costs. (Note 8).

As at December 31, 2021, the Company had a receivable of $1,833,979 (December 31, 2020 - $1,310,013) from Captiva. The loan is non- interest bearing and is repayable upon demand. The loan represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. On December 21, 2021, the Company entered into a shares for debt agreement to settle $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva will issue the Company a total of 25,800,000 common shares at a deemed price of $0.05 per common share. Subsequent to year end, on April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months. The shares for debt transaction closed subsequent to year end on February 17, 2022 (Note 21). Subsequent to year end, the Company advanced a further $216,523 to Captiva which is included in the promissory note.

On August 4, 2021, the Company declared USD $2,740,000 in bonus awards to executives, directors and former directors of the Company in recognition of receiving full entitlement approval by local authorities for the Sage Ranch project. The awards were made in recognition of the many years of perseverance and effort involved in getting the project approved, reducing materially management salaries and director fees, and maintaining efforts to conserve cash. The expense was recording as consulting fees in the statement of loss and comprehensive loss. As at December 31, 2021, USD $2,615,000 remained accrued and USD $125,000 was paid.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

As at December 31, 2021, the Company had $167,102 (December 31, 2020 - $183,387) in accounts payable to related parties.

18 Commitments and contingencies

As at December 31, 2021, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$633,900	$-	$633,900

i) The Company entered into four separate land options agreements with Jose Arturo Acosta, leasing a total of 1,590 acres of land in the Municipality of Lajas and Guanica of Puerto Rico. The Company made initial payments on the execution date of each options agreement and will thereafter pay advances for each successive four-month period during the option terms. The annual rent will be revised once the land area needed for the energy facility is determined and will have an initial term of twenty-five years with an extension of four consecutive periods of five years each.

ii) On April 23, 2013, 330 common shares, approximately 33% interest, of PBJL were transferred between the spouse of an officer to AG Solar and the Company. The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated. Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

iii) The Company executed a USD $195 Million project financing mandate with Voya Investment Management, LLC ("Voya") for the Company's Monalva Project. As compensation for entering into this letter, the Company hereby agrees to issue to Voya, on the date on which a trigger event occurs, warrants to purchase 3,500,000 common shares of the Company at a strike price of $1.00, exercisable at any time within five years from the date hereof. For the purposes of this letter, a "Trigger Event" means the earliest of: (a) issuance of notice to proceed to start construction of the Project, (b) closing of the Loans referred to in the attached Term Sheet, (c) closing of financing equal to more than 50% of the cost of the Project, (d) transfer of ownership of over 50% of the Project, measured from the date hereof, (e) sale or transfer of over $25 million in Company shares, (f) Company shares trading at or above $3.00, (g) change of control of the Company, whereby more than 50% of the shares are owned or under the control of one investor, or over 50% of the board of directors have been appointed by one investor, or (h) PREPA or its successor is rated investment grade by at least one nationally recognized rating agency ("NRSRO"), or (i) PREPA's Power Purchase and Operating Agreement with the Project, or Project-related obligations, are guaranteed by an entity rated investment grade by a NRSRO. Subsequent to year end, the agreement was extended to April 25, 2023.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

19 Income taxes

A reconciliation of the (provision) recovery for income taxes is as follows:

	Year ended December 31,
	2021	2020
Loss before income taxes	$(9,325,226)	$(3,145,139)
Statutory tax rate	27%	27%
Recovery of income tax taxes based on combined federal and provincial statutory rates	(2,518,000)	(849,000)
Change in statutory, foreign tax, foreign exchange rates and other	20,000	3,000
Permanent differences	620,000	438,000
Share issue cost	(8,000)	(13,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non- capital losses	31,000	(308,000)
Changes in unrecognized deductible differences	1,855,000	729,000
Total income tax expense (recovery)	-	-

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2021	2020
Deferred tax assets
Share issue costs	$24,000	$30,000
Debt with accretion	-	1,000
Marketable securities	83,000	-
Non-capital and net operating loss carry forward	3,040,000	1,260,000
	3,147,000	1,291,000
Unrecognized deferred tax assets	(3,147,000)	(1,291,000)

	-	-

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position as deferred tax assets are as follows:

	December 31, 2021		December 31, 2020
Temporary Differences	$	Expiry	$	Expiry
Share issue costs	88,000	2038 to 2042	110,000	2038 to 2041
Debt with accretion	-	No expiry	5,000	No expiry
Marketable securities	615,000	No expiry	-	No expiry
Non-capital losses available for future periods	11,321,000	2029 to 2039	3,694,000	2029 to 2039
Canada	11,025,000	2029 to 2041	3,329,000	2029 to 2040
USA	306,000	2031 to 2041	365,000	2031 to 2040

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

20 Supplemental cash flow information

Supplemental cash flow information	2020	2020
Shares issued to reduce shareholder loan	$-	$150,000
Shares issued to reduce accounts payable	139,082	103,485
Shares issued on convertible debt and interest conversion	19,450	161,267
Captiva payment of accrued payroll taxes	-	134,300
Convertible debt conversion to promissory note	-	165,000
Promissory note converted into shares	131,250	-
Reclassification of loans and accounts payable	-	385,616
Accrued land and power project development costs through loans	669,260	22,152
Accrued power project development costs through accounts payable	73,317	655,119

21 Subsequent events

i) On December 21, 2021, the Company entered into a shares for debt agreement to settle $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva will issue the Company a total of 25,800,000 common shares at a deemed price of $0.05 per common share which closed on February 17, 2022. Subsequent to year end, on April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months. Subsequent to year end, the Company advanced a further $216,523 to Captiva which is included in the promissory note.

ii) Subsequent to year end, on March 28, 2022, the Company closed a non-brokered private placement and issued 2,059,000 units at a price of $1.25 per unit for gross proceeds of $2,573,750. Each unit is comprised of one common share and one share purchase warrant. Each whole warrant entitles the holder to acquire one additional share in the capital of the Company at a price of $1.35 until March 28, 2025.

iii) Subsequent to year end, the Company issued 520,500 common shares related to option exercises for proceeds of $656,000.

iv) Subsequent to year end on January 25, 2021, the Company issued 500,000 incentive stock options to consultants of the Company exercisable at $1.25 per share for a period of 3 years.